

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 23, 2017

John P. Boylan
Chairman, Chief Executive Officer and President
Houston American Energy Corp.
801 Travis, Suite 1425
Houston, TX 77002

> **Re: Houston American Energy Corp.**
> **Registration Statement on Form S-3**
> **Filed October 17, 2017**
> **File No. 333-220990**

Dear Mr. Boylan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Michael W. Sanders, Esq.